Exhibit 99.2

CMS Bancorp, Inc.

Conversion

Valuation

Appraisal

November 28, 2006

Table of Contents

CMS Bancorp, Inc.

White Plains, New York

TABLE OF CONTENTS	I

INTRODUCTION	1

1. OVERVIEW AND FINANCIAL ANALYSIS	4

GENERAL OVERVIEW	4
HISTORY AND OVERVIEW	5
STRATEGIC DIRECTION	6
BALANCE SHEET TRENDS	7
LOAN PORTFOLIO	9
INVESTMENTS	12
INVESTMENTS AND MORTGAGE-BACKED SECURITIES	13
ASSET QUALITY	14
FUNDING COMPOSITION	17
ASSET/LIABILITY MANAGEMENT	19
NET WORTH AND CAPITAL	20
PROFITABILITY TRENDS	21
LEGAL PROCEEDINGS	25
SUBSIDIARIES	25
MEMORANDUM OF UNDERSTANDING	26

2. MARKET AREA ANALYSIS	27

3. COMPARISONS WITH PUBLICLY TRADED THRIFTS	28

INTRODUCTION	28
SELECTION CRITERIA	28
OVERVIEW OF THE COMPARABLES	30

4. MARKET VALUE DETERMINATION	33

MARKET VALUE ADJUSTMENTS	33
FINANCIAL CONDITION	34
BALANCE SHEET GROWTH	38
EARNINGS QUALITY, PREDICTABILITY AND GROWTH	39

MARKET AREA	44
CASH DIVIDENDS	46
LIQUIDITY OF THE ISSUE	47
RECENT REGULATORY MATTERS	48

5. OTHER FACTORS	49

MANAGEMENT	49
MEMORANDUM OF UNDERSTANDING	50
SUBSCRIPTION INTEREST	51
VALUATION ADJUSTMENTS	53

6. VALUATION	54

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES	54
FULL OFFERING VALUE IN RELATION TO COMPARABLES	56
VALUATION CONCLUSION	58

List of Figures

CMS Bancorp, Inc.

White Plains, New York

FIGURE 1 –	CURRENT FACILITIES LIST	4
FIGURE 2 –	ASSET AND RETAINED EARNINGS CHART	7
FIGURE 3 –	KEY BALANCE SHEET DATA	8
FIGURE 4 –	KEY RATIOS	8
FIGURE 5 –	NET LOANS RECEIVABLE CHART	9
FIGURE 6 –	LOAN MIX AS OF SEPTEMBER 30, 2006	10
FIGURE 7 –	LOAN MIX AT SEPTEMBER 30, 2006	11
FIGURE 8 –	SECURITIES CHART	12
FIGURE 9 –	INVESTMENT MIX	13
FIGURE 10 –	ASSET QUALITY CHART	14
FIGURE 11 –	NONPERFORMING LOANS	15
FIGURE 12 –	ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART	16
FIGURE 13 –	DEPOSIT AND BORROWING TREND CHART	17
FIGURE 14 –	DEPOSIT MIX	18
FIGURE 15 –	INTEREST RATE RISK	19
FIGURE 16 –	CAPITAL ANALYSIS	20
FIGURE 17 –	NET INCOME CHART	21
FIGURE 18 –	AVERAGE YIELDS AND COSTS	22
FIGURE 19 –	SPREAD AND MARGIN CHART	23
FIGURE 20 –	INCOME STATEMENT TRENDS	24
FIGURE 21 –	DEPOSIT AND DEMOGRAPHIC DATA FOR WESTCHESTER COUNTY	27
FIGURE 22 –	COMPARABLE GROUP	29
FIGURE 23 –	KEY FINANCIAL INDICATORS	32
FIGURE 24 –	KEY BALANCE SHEET DATA	34
FIGURE 25 –	CAPITAL DATA	35
FIGURE 26 –	ASSET QUALITY TABLE	36
FIGURE 27 –	BALANCE SHEET GROWTH DATA	38
FIGURE 28 –	NET INCOME CHART	40
FIGURE 29 –	PROFITABILITY DATA	41
FIGURE 30 –	INCOME STATEMENT DATA	42
FIGURE 31 –	MARKET AREA DATA	44
FIGURE 32 –	DIVIDEND DATA	46
FIGURE 33 –	MARKET CAPITALIZATION DATA	47
FIGURE 34 –	CONVERSIONS (SINCE 1/1/03) PRO FORMA DATA	51
FIGURE 35 –	CONVERSIONS PRICE APPRECIATION	52
FIGURE 36 –	VALUE RANGE – FULL OFFERING	56
FIGURE 37 –	FULL CONVERSION OFFERING PRICING MULTIPLES	57
FIGURE 38 –	COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	57
FIGURE 39 –	COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	57

List of Exhibits

CMS Bancorp, Inc.

White Plains, New York

Exhibit

A.	Profile of FinPro, Inc. and the Author of the Appraisal

B.	Consolidated Statements of Condition

C.	Consolidated Statements of Operations

D.	Consolidated Statements of Changes in Retained Equity

E.	Consolidated Statements of Cash Flows

F.	Comparable Group Selection Screens

G.	Selected Financial Data

H.	Industry Fully Converted Pricing Multiples

I.	Full Conversions September 2005 to Date

J.	Full Offering No Foundation Appraisal Pro Forma September 30, 2006 – 12 Months

K.	Full Offering With Foundation Appraisal Pro Forma September 30, 2006 – 12 Months

[The exhibits are omitted. They have been filed as a paper filing.]

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Introduction

CMS Bancorp, Inc. is offering for sale shares of its common stock in connection with the conversion of Community Mutual Savings Bank from the mutual to the stock form of organization. In connection with the mutual to stock conversion, Community Mutual will exchange its New York mutual savings bank charter for that of a federal stock savings bank. Upon completion of the conversion and the offering, all of the capital stock of Community Mutual will be owned by CMS Bancorp, and all of the common stock of CMS Bancorp will be owned by public stockholders. We intend to contribute a number of shares equal to 3.6% of the common stock issued in the offering to The Community Mutual Savings Bank Charitable Foundation, a foundation that we will form in connection with the conversion. This report represents FinPro, Inc.’s (“FinPro”) updated independent appraisal of the estimated pro forma market value of the common stock (the “Common Stock”) of CMS Bancorp, Inc. (hereafter referred to on a consolidated basis as the “Bank”).

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

•	100% of the total shares will be sold to the depositors and public,

•	3.6% of the shares issued will be contributed to a charitable foundation plus $60,000 contributed as cash,

•	the stock will be issued at $10.00 per share,

•	the conversion expenses will be $1.8 million at the super maximum,

•	there will be an ESOP equal to 8% of the total shares outstanding funded internally, amortized over 30 years straight-line,

•	there will be an MRP equal to 4% of the total shares outstanding, amortized over 5 years straight-line,

•	there will be a Stock Option Plan equal to 10% of the total shares outstanding, expensed at $4.20 per option over 5 years straight-line,

•	the tax rate is assumed at 40.00%, and

•	the net proceeds will be invested at the one-year treasury rate of 4.91%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof. In the course of preparing our report, we reviewed the Bank’s audited financials for the years ended September 30, 2005 and September 30, 2006. We also reviewed the registration statement on

Conversion Valuation Appraisal Report	Page: 2

Form S-1 as filed with the Securities and Exchange Commission (“SEC”). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank’s Management and Board, Ryan Beck & Co., Inc. (the Bank’s underwriter), and Thacher Proffitt & Wood LLP (the Bank’s special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank’s primary market area and reviewed the market area’s economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank’s performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank’s estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank’s assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

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The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

Conversion Valuation Appraisal Report	Page: 4

1.	Overview and Financial Analysis

GENERAL OVERVIEW

As of September 30, 2006, the Bank had $122.5 million in total assets, $108.8 million in deposits, $96.7 million in net loans and $8.3 million in equity. The following table shows the Bank’s facilities as of September 30, 2006.

FIGURE 1 – CURRENT FACILITIES LIST

			Year of Lease	Net Book Value of
Location	Ownership	Year Opened	Expiration	Real Property
				(in thousands)
Corporate Office:
123 Main Street White Plains, NY	Leased	2004	2015	$101
Branch Offices:
31 Mill Road Eastchester, NY	Leased	2000	2010	3
93 Knollwood Road Greenburgh, NY	Leased	1998	2008	7
40 East First Street Mount Vernon, NY	Owned	1941	N/A	343
29 Taylor Square West Harrison, NY	Leased	1995	2010	—
50 Main Street White Plains, NY	Leased	1994	2007	—

Total real property, net				$454

Source: Offering Prospectus

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HISTORY AND OVERVIEW

CMS Bancorp, Inc. CMS Bancorp is a Delaware corporation recently formed for the purpose of effectuating the conversion and offering described in this prospectus. The Bank’s principal activity after the conversion will be the ownership of all of the outstanding common stock of Community Mutual.

Community Mutual Savings Bank. Community Mutual Savings Bank is a New York-chartered mutual savings bank. Community Mutual was formed in 1887 as Community Savings and Loan, a New York-chartered savings and loan association. In 1980, it converted to a New York savings bank and changed its name to Community Mutual Savings Bank of Southern New York. In 1983, Community Mutual Savings Bank of Southern New York changed its name to Community Mutual Savings Bank.

Community Mutual conducts its operations mainly through corporate offices in White Plains, New York and five retail branch offices located in Westchester County, New York. Community Mutual’s principal business is accepting deposits from the general public and using those deposits to make residential loans, as well as, to a lesser extent, commercial real estate loans and consumer loans to individuals and small businesses primarily in Westchester County and the neighboring areas in New York State. Community Mutual currently invests in short- and medium-term marketable securities and other liquid investments. At September 30, 2006, Community Mutual had total assets of $122.5 million, deposits of $108.8 million and total equity of $8.3 million. Following the conversion and offering, Community Mutual will be wholly-owned by CMS Bancorp.

Community Mutual’s and CMS Bancorp’s corporate office is located at 123 Main Street, Suite 750, White Plains, New York 10601.

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STRATEGIC DIRECTION

The Bank’s mission is to operate and grow Community Mutual as a profitable community-oriented financial institution serving primarily individual customers and small businesses through retail operations in our market area. To implement this business strategy, Community Mutual strives to:

•	capitalize on its knowledge of the local banking market;

•	continue to provide residential mortgage loans and a variety of deposit products to its customer base;

•	offer competitive rates and develop customer relationships to attract new deposits and maintain its existing deposit base;

•	maintain strong asset quality;

•	build its brand identity and strengthen its bonds to the community by unifying its retail branch office appearance; and

•	meet the needs of its customers through a service-oriented approach to banking, which emphasizes delivering a consistent and quality level of professional service in the communities that Community Mutual serves.

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BALANCE SHEET TRENDS

The Bank’s balance sheet increased by $8.2 million, or 7.2%, from $114.3 million at September 30, 2005 to $122.5 million at September 30, 2006.

Equity has increased $190 thousand from $8.1 million at September 30, 2005 to $8.3 million at September 30, 2006. The equity to assets ratio was 6.78% at September 30, 2006.

[Figure 2 is omitted. It has been filed as a paper filing.]

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The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

[Figure 3 and Figure 4 are omitted. They have been filed as a paper filing.]

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LOAN PORTFOLIO

The Bank’s loan portfolio has increased by $17.4 million from September 30, 2005 to September 30, 2006, and as a percent of assets, the loan portfolio has increased from 69.36% to 78.95%, respectively.

[Figure 5 is omitted. It has been filed as a paper filing.]

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The loan portfolio has increased since September 30, 2005. The mix has shifted marginally from 1-4 family loans to multi-family and commercial real estate and home equity loans.

[Figure 6 is omitted. It has been filed as a paper filing.]

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Over 90% of the loan mix is 1-4 family residential.

[Figure 7 is omitted. It has been filed as a paper filing.]

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INVESTMENTS

The investment portfolio decreased $480 thousand between September 30, 2005 and September 30, 2006.

[Figure 8 is omitted. It has been filed as a paper filing.]

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INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank’s investment portfolio.

[Figure 9 is omitted. It has been filed as a paper filing.]

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ASSET QUALITY

The Bank’s level of nonperforming assets decreased in 2006. At September 30, 2006, nonperforming assets were $1,000, or 0.0% of total assets. The Bank had no non-acruing loans at either September 30, 2006 or September 30, 2005.

[Figure 10 is omitted. It has been filed as a paper filing.]

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At September 30, 2006, the Bank’s nonperforming loans to total loan ratio was 0.00% and the nonperforming assets to total assets ratio was 0.00%.

[Figure 11 is omitted. It has been filed as a paper filing.]

Conversion Valuation Appraisal Report	Page: 16

The ALLL decreased $22 thousand from September 30, 2005 to September 30, 2006. The Bank’s ALLL to loans ratio decreased slightly from 0.30% at September 30, 2005 to 0.22% at September 30, 2006.

[Figure 12 is omitted. It has been filed as a paper filing.]

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FUNDING COMPOSITION

Deposits have increased $4.5 million or 4.35% from September 30, 2005 to September 30, 2006. Borrowings increased from $0 to 4.2 million from September 30, 2005 to September 30, 2006.

[Figure 13 is omitted. It has been filed as a paper filing.]

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The following chart illustrates the Bank’s deposit mix as of September 30, 2006. The largest portion of the deposit mix is savings accounts.

[Figure 14 is omitted. It has been filed as a paper filing.]

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ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

[Figure 15 is omitted. It has been filed as a paper filing.]

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NET WORTH AND CAPITAL

At September 30, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

[Figure 16 is omitted. It has been filed as a paper filing.]

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PROFITABILITY TRENDS

For the twelve months ended September 30, 2006 compared to twelve months ended September 30, 2005, net income declined $1.25 million or 96.02%. The decline was primarily attributable to a decline $1.85 million in gains on securities available for sale as well as a decline in net interest income of $253 thousand. These factors were partially offset by a $67 thousand decline in provision for loan losses and a $829 thousand decline in income tax expense.

[Figure 17 is omitted. It has been filed as a paper filing.]

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The net interest spread and margin decreased between the twelve months ended September 30, 2006 and the twelve months ended September 30, 2005. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

[Figure 18 is omitted. It has been filed as a paper filing.]

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The net interest spread and margin both decreased between the twelve months ended September 30, 2005, and the twelve months ended September 30, 2006 for the reasons explained on the previous page.

[Figure 19 is omitted. It has been filed as a paper filing.]

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For the twelve months ended September 30, 2006 compared to twelve months ended September 30, 2005, net income declined $1.25 million or 96.02%. The decline was primarily attributable to a decline $1.85 million in gains on securities available for sale as well as a decline in net interest income of $253 thousand. These factors were partially offset by a $67 thousand decline in provision for loan losses and a $829 thousand decline in income tax expense.

[Figure 20 is omitted. It has been filed as a paper filing.]

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LEGAL PROCEEDINGS

Community Mutual is not currently involved in any pending legal proceeding other than routine legal proceedings occurring in the ordinary course of business. In the opinion of management, none of these current legal proceedings will have a material effect on Community Mutual’s consolidated financial position or results of operations.

SUBSIDIARIES

Community Mutual currently has no subsidiaries. Upon completion of the conversion and the offering, Community Mutual will be a subsidiary of CMS Bancorp.

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MEMORANDUM OF UNDERSTANDING

Community Mutual entered into a Memorandum of Understanding in November 2002 in response to regulatory concerns over Community Mutual’s profitability, securities trading and interest rate risk management under prior management. In January 2005, Community Mutual entered into a revised Memorandum of Understanding, which eliminated the provisions addressing securities trading and interest rate risk management, as a result of an examination conducted by Community Mutual’s regulators as of December 31, 2003. The revised Memorandum of Understanding was lifted on July 13, 2006.

In January 2005, the President, Chief Executive Officer and Chairman of the Board of Community Mutual, resigned. That same month, the Board appointed Thomas G. Ferrara as its new chairman. In April 2005, Community Mutual retained John E. Ritacco as its new President and Chief Executive Officer. In October 2005, Community Mutual retained Stephen Dowd as its new Chief Financial Officer and Christopher Strauss as its new Chief Lending Officer. Mr. Ritacco has over 27 years of experience in banking, Mr. Dowd has over 30 years of experience in accounting, finance and administration, and Mr. Strauss has several years of experience in banking.

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2.	Market Area Analysis

The following tables provide deposit and demographic data for the Westchester County, NY.

[Figure 21 is omitted. It has been filed as a paper filing.]

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3.	Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank’s operations against a selected group (“Comparable Group”) of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank’s value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group’s current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank’s to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this updated appraisal, there are a total of 209 fully converted thrifts nationally. There are 132 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

FinPro continued the screening process by eliminateing 84 thrifts located outside of the Northeast and MidAtlantic Regions.

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FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year’s benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 5 institutions that converted after September 30, 2005 were eliminated.

Of the remaining 43, FinPro then eliminated 33 of the institutions with assets in excess of $650 million as these entities have greater financial and managerial resources and a broader branch network.

This results in a total of 10 Comparables. FinPro reviewed the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 22 - COMPARABLE GROUP

		Corporate
Ticker	Company Name	Exchange	City	State	Total Number of Offices	IPO Date
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986
ESBK	Elmira Savings Bank, FSB	NASDAQ	Elmira	NY	7	03/01/1985
FKFS	First Keystone Financial, Inc.	NASDAQ	Media	PA	8	01/26/1995
IFSB	Independence Federal Savings Bank	NASDAQ	Washington	DC	5	06/06/1985
LSBX	LSB Corporation	NASDAQ	North Andover	MA	7	05/02/1986
MFLR	Mayflower Co-operative Bank	NASDAQ	Middleboro	MA	6	12/23/1987
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	Bayonne	NJ	11	11/14/1989
ROME	Rome Bancorp, Inc.	NASDAQ	Rome	NY	4	03/31/2005
WSB	Washington Savings Bank, F.S.B.	AMEX	Bowie	MD	5	08/03/1988
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	6	11/29/1993

	Community Mutual Savings Bank		White Plains	NY	5

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OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1.	Asset size

2.	Profitability

3.	Capital Level

4.	Balance Sheet Mix

5.	Operating Strategy

6.	Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank, however, in this case the Comparable Group ranged in size from $158.5 million to $643.3 million in total assets with a median of $433.6 million. The Bank’s asset size was $122.5 million as of September 30, 2006. On a pro forma basis, the Bank’s assets are projected to be $134.1 million at the midpoint of the estimated value range. The Comparable Group included all converted thrifts less than $650 million.

2. Profitability The Comparable Group had a median ROAA of 0.63% and a median ROAE of 5.65% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of (1.96%) to a high of 1.10%, while the ROAE measure ranged from a low of (22.69%) to a high of 12.08%. The Bank had a core ROAA of 0.04% and a core ROAE of 0.62% for the twelve months ended September 30, 2006. On a pro forma basis, the Bank’s ROAA and ROAE are 0.12% and 0.75%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 7.91% with a high of 27.21% and a low of 5.48%. At September 30, 2006, the Bank had an equity to assets ratio of 6.78%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 14.82%.

4. Balance Sheet Mix At September 30, 2006, the Bank had a net loan to asset ratio of 79.12%. The median loan to asset ratio for the Comparables was 59.24%, ranging from a low of 13.75% to a high of 88.96%. On the liability side, the Bank’s deposit to asset ratio was 88.78% at September 30, 2006 while the Comparable median was 71.22%, ranging from 38.44% to 86.81%. The Bank’s borrowing to asset ratio of 3.43% is below the Comparable median of 16.74%.

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5. Operating Strategy An institution’s operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor’s general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after September 30, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

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The following table represents key financial indicators for the Bank and the Comparable Group.

[Figure 23 is omitted. It has been filed as a paper filing.]

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4.	Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors’ viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser’s knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

•	Financial Condition

•	Balance Sheet Growth

•	Earnings Quality, Predictability and Growth

•	Market Area

•	Cash Dividends

•	Liquidity of the Issue

•	Recent Regulatory Matters

Adjustments for Other Factors:

•	Management

•	Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

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FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

[Figure 24 is omitted. It has been filed as a paper filing.]

Asset Size – The Bank, at $122.5 million, is smaller than the Comparable Group median of $433.7 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $134.1 million.

Asset Composition – The Bank’s loans to assets ratio of 79.12% is above the Comparable Group median of 59.24%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 88.78% of assets and borrowings, 3.43% of assets. The Comparable Group has a deposits to assets ratio of 71.22% and a borrowing to asset ratio of 16.74%.

Cash Liquidity – The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

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Interest Rate Risk – The Bank’s interest rate risk position is illustrated on page 19. The Bank’s profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

[Figure 25 is omitted. It has been filed as a paper filing.]

Capitalization – The Comparable Group’s median equity to assets ratio of 7.91% is above the Bank’s ratio of 6.78%. The Bank’s pro forma equity to assets ratio is projected to be 14.82% at the midpoint of the valuation range.

Intangible Levels – An important factor influencing market values is the level of intangibles that an institution carries on its books. Three of the Comparables have intangible assets. The Bank intangible assets equal to 0.77% of equity.

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The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned (“REO”) and levels of Allowance for Loan and Lease Losses (“ALLL”) in assessing the attractiveness of investing in the common stock of an institution.

[Figure 26 is omitted. It has been filed as a paper filing.]

The Bank’s level of nonperforming loans (“NPL”) to total loans, at 0.00%, is below the Comparable Group median at 0.39%. The Bank had a nonperforming assets to assets ratio of 0.00%, which is below the Comparable median of 0.25%. The Bank’s reserve level, 0.22% to total loans, is below the Comparable median of 0.96% of loans. The Bank’s level of reserves to NPLs is not meaningful because it has no NPLs.

Conversion Valuation Appraisal Report	Page: 37

Positive	Neutral	Negative

Higher Proforma Capital		Smaller Asset Base

Lower Borrowings to Assets		Lower Capital

Higher Loans to Assets		Lower ALLL to Loans

No NPLs or NPAs

Higher Deposits to Assets

The Bank’s asset mix stronger than the Comparable Group’s mix. The Bank has a higher level of deposits and lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has lower capital levels, but at the midpoint of the range will have higher tangible capital levels after the conversion. The Bank has a lower level of NPLs and NPAs, but has a lower level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, a slight upward adjustment is warranted for financial condition.

Conversion Valuation Appraisal Report	Page: 38

BALANCE SHEET GROWTH

The Bank’s assets, loans and deposits have all increased, while the Comparable Group experienced declines in assets and deposits.

[Figure 27 is omitted. It has been filed as a paper filing.]

Positive	Neutral	Negative

Higher Asset Growth

Higher Loan Growth

Higher Deposit Growth

An upward adjustment is warranted.

Conversion Valuation Appraisal Report	Page: 39

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

•	net interest income

•	loan loss provision

•	non-interest income

•	non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Conversion Valuation Appraisal Report	Page: 40

For the twelve months ended September 30, 2006 compared to twelve months ended September 30, 2005, net income declined $1.25 million or 96.02%. The decline was primarily attributable to a decline $1.85 million in gains on securities available for sale as well as a decline in net interest income of $253 thousand. These factors were partially offset by a $67 thousand decline in provision for loan losses and a $829 thousand decline in income tax expense.

[Figure 28 is omitted. It has been filed as a paper filing.]

Conversion Valuation Appraisal Report	Page: 41

The Bank’s ROAA and ROAE are below the Comparable Group median. The Bank’s higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.25% and 1.84%, respectively.

[Figure 29 and Figure 30 are omitted. They have been filed as a paper filing.]

Conversion Valuation Appraisal Report	Page: 42

The Bank has a 29 basis point advantage in net margin. This is more than offset by a 14 basis point disadvantage in noninterest income and 106bps disadvantage in noninterest expense.

The Bank’s efficiency ratio of 97.92% is above the Comparable median of 72.78%.

On a forward looking basis, after the conversion the Bank’s operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Conversion Valuation Appraisal Report	Page: 43

Positive	Neutral	Negative

Higher Net Margin		Lower ROAA

Lower ROAE

Lower Pro Forma ROAE

Higher Noninterest Expense

Lower Noninterest Income

The Bank is less profitable than the Comparables on an ROAA and ROAE basis. The Bank’s earnings composition is weaker than the Comparable Group as the Bank has higher noninterest expense and lower noninterest income. However, the Bank has a higher net interest margin. The Bank’s historical earnings have been inconsistent. Taken collectively, a strong downward adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 44

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

[Figure 31 is omitted. It has been filed as a paper filing.]

Conversion Valuation Appraisal Report	Page: 45

Positive	Neutral	Negative

Higher Population Per Branch

Higher Income Growth

Higher Income

Higher Population Growth

The Bank’s market area has grown and is projected to continue to grow at a faster rate than the Comparable Group’s markets. Household income levels are higher in the Bank’s markets, and are projected to grow at a rate faster than the Comparables. The Bank’s market area has a higher ratio of population to branches than the Comparable Group. Based upon these factors, an upward adjustment is warranted for market area.

Conversion Valuation Appraisal Report	Page: 46

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

[Figure 32 is omitted. It has been filed as a paper filing.]

All Comparable institutions with the exception of Independence Federal Savings Bank had declared cash dividends. The median dividend payout ratio for the Comparable Group was 48.00%, ranging from a high of 311.11% to a low of 0.00%. The Bank, on a pro forma basis at the mid point of the value range will have an equity to assets ratio of 14.82%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 47

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

[Figure 33 is omitted. It has been filed as a paper filing.]

The market capitalization values of the Comparable Group range from a low of $15.8 million to a high of $114.6 million with a median market capitalization of $47.2 million. The Bank expects to have $15.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all but one of the Comparables.

A slight downward adjustment for this factor appears warranted, due to the lower level of pro forma market capitalization and expected liquidity, relative to the Comparables.

Conversion Valuation Appraisal Report	Page: 48

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

Conversion Valuation Appraisal Report	Page: 49

5.	Other Factors

MANAGEMENT

In January 2005, the President, CEO and Chairman of the Board of Community Mutual, resigned. That same month, the Board appointed Thomas G. Ferrara as its new chairman. In April 2005, Community Mutual retained John E. Ritacco as its new President and Chief Executive Officer. In October 2005, Community Mutual retained Stephen Dowd as its new Chief Financial Officer and Christopher Strauss as its new Chief Lending Officer.

The current team has considerable banking experience and has held similar positions in other financial institutions. The current team has made considerable progress in addressing the items specified in the Memorandum of Understanding and is responsible for having the regulatory restrictions lifted.

The Bank’s organizational chart is reasonable for an institution of its size and complexity.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, no adjustment appears to be warranted for this factor.

Conversion Valuation Appraisal Report	Page: 50

MEMORANDUM OF UNDERSTANDING

Community Mutual entered into a Memorandum of Understanding in November 2002 in response to regulatory concerns over Community Mutual’s profitability, securities trading and interest rate risk management under prior management. In January 2005, Community Mutual entered into a revised Memorandum of Understanding, which eliminated the provisions addressing securities trading and interest rate risk management, as a result of an examination conducted by Community Mutual’s regulators as of December 31, 2003. The revised Memorandum of Understanding was lifted on July 13, 2006.

FinPro has reviewed and considered the progress evident in the Bank’s recent exam reports.

As such, no adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 51

SUBSCRIPTION INTEREST

The pro forma price to tangible book multiple of conversions declined from 2005 to 2006 YTD.

[Figure 34 is omitted. It has been filed as a paper filing.]

Conversion Valuation Appraisal Report	Page: 52

The first day “pop” for 2005 and 2006 year-to-date are significantly below levels prior to 2005. Newport Bancorp went out at a price to proforma tangible book ratio of 85.0% vs a 71.5% level for Chicopee. The initial aftermarket performance for Newport Bancorp was the second lowest for the period shown. All of the the conversions that closed since January 1, 2001 are currently trading above their IPO price.

[Figure 35 is omitted. It has been filed as a paper filing.]

A moderate upward adjustment is warranted given the continued demand for recent conversion offerings.

Conversion Valuation Appraisal Report	Page: 53

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank’s pro forma market value.

Valuation Factor	Valuation Adjustment

Financial Condition	Slight Upward

Balance Sheet Growth	Upward

Earnings Quality, Predictability and Growth	Strong Downward

Market Area	Upward

Dividends	No Adjustment

Liquidity of the Issue	Slight Downward

Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank’s market value.

Valuation Factor	Valuation Adjustment

Management	No Adjustment

Memorandum of Understanding	No Adjustment

Subscription Interest	Moderate Upward

Taken collectively, FinPro is of the opinion that, an upward adjustment should be applied to the Bank’s market value.

Conversion Valuation Appraisal Report	Page: 54

6.	Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings (“P/E”)

Price to book value (“P/B”) / Price to tangible book value (“P/TB”)

Price to assets (“P/A”)

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 15.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New York public thrifts, all publicly traded thrifts and the recent (September 2005 to date) and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded , and New York thrifts are shown in Exhibit H.

Price to Earnings – According to the Appraisal Guidelines: “When both the converting institution and the comparable companies are recording “normal” earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach.” In this particular case, the Bank’s earnings are “low”. As such, this approach was given very little consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Conversion Valuation Appraisal Report	Page: 55

Price to Book/Price to Tangible Book – According to the Appraisal Guidelines: “The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data.”

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets – According to the Appraisal Guidelines: “This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach).” FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

Conversion Valuation Appraisal Report	Page: 56

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion excluding the value of the foundation is estimated to be $15,000,000. Based upon a range below and above the midpoint value, the respective values are $12,750,000 at the minimum and $17,250,000 at the maximum respectively. At the super maximum of the range, the offering value would be $19,838,000. In addition, the Bank intends to establish a foundation equal to 3.6% of the shares issued plus $60,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

[Figure 36, Figure 37 and Figure 38 are omitted. They have been filed as a paper filing.]

Conversion Valuation Appraisal Report	Page: 57

As Figure 38 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 205.6% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 44.1% discount to the Comparable Group.

[Figure 39 is omitted. It has been filed as a paper filing.]

As Figure 39 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 205.6% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 39.2% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 58

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of recent offerings and other filed and pending offerings as secondary checks.

It is, therefore, FinPro’s opinion that as of November 27, 2006, the estimated pro forma market value of the Bank in a full offering was $15,000,000 at the midpoint of a range with a minimum of $12,750,000 to a maximum of $17,250,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $19,837,500. In addition, the shares issued to the charitable foundation will be funded using authorized but unissued shares equal to 3.6% of the shares offered plus $60,000 in cash.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank’s operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.